

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Pablo Manuel Vera Pinto
Chief Financial Officer
Vista Oil & Gas, S.A.B. de C.V.
Calle Volcán 150, Floor 5
Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo
Mexico City, 11000
Mexico

  Re: Vista Oil & Gas, S.A.B. de C.V.
   Form 20-F for the Fiscal Year Ended December 31, 2019
   Filed April 30, 2020
   File No. 001-39000

Dear Mr. Pinto:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Emilio Minvielle